

Mail Stop 3561

February 9, 2009

By Facsimile and U.S. Mail

Mr. John F. Metcalfe
President, Secretary/Treasurer
  and Chief Financial Officer
Holmes Biopharma, Inc.
8655 Via De Ventura
Suite G-200
Scottsdale, AZ 85258

>   **Re: Holmes Biopharma, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed April 14, 2008**
>   **Form 10-Q for the Period Ended March 31, 2008**
>   **Filed August 14, 2008**
>   **File No. 0-31129**

Dear Mr. Metcalfe:

We issued comments to you on the above captioned filings on October 17, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 20, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 20, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Brian McAllister at 202-551-3341 if you have any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief